[Letterhead of National City]
March 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	National City Credit Card Master Note Trust
National City Credit Card Master Trust
National City Bank
Registration Statement on Form S-3
(Registration Statement Nos. 333-131614, 333-131614-01
and 333-131614-02)
Dear Ladies and Gentlemen:
     On behalf of National City Bank, National City Credit Card Master Note Trust and National City Credit Card Master Trust, National City Bank hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. (EST) on March 7, 2007, or as soon as practicable thereafter.
     The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, National City Bank

By:	/s/ Russell A. Cronin Jr.

Name: Russell A. Cronin, Jr. Title: Senior Vice President